Exhibit 10.1

SEPARATION AGREEMENT

    THIS SEPARATION AGREEMENT (this “Agreement”) is entered into by and between Gregory M. E. Spierkel (“Associate”) and Ingram Micro Inc., a Delaware corporation (“IMI”), effective as of April 2, 2012.

WHEREAS, Associate and IMI have previously agreed that Associate’s employment with IMI is on an “at-will” basis, such that either Associate or IMI may dissolve the employment relationship at any time for any reason, with or without notice, as reflected in that certain employment offer letter, dated as of April 7, 2005 (the “Employment Offer Letter”), which also provides for Associate’s employment as Chief Executive Officer of IMI;

WHEREAS, IMI granted to Associate the following performance-vested restricted stock unit awards pursuant to certain restricted stock unit award agreements between Associate and IMI (collectively, the “RSU Award Agreements”) under the Ingram Micro Inc. Amended and Restated 2003 Equity Incentive Plan (the “Plan”): 109,966 shares (EPS & ROIC) and 73,311 shares (PBT) granted on March 1, 2010, pursuant to the 2010 Executive Long-Term Performance Share Program, and 139,998 shares (EPS & ROIC) and 93,332 shares (PBT) granted on March 1, 2011 (collectively, the “RSU Awards”);

WHEREAS, pursuant to certain stock option agreements between Associate and IMI (collectively, the “Stock Option Agreements”), IMI granted to Associate certain stock options to acquire shares of IMI’s common stock under the Plan, of which a total of 1,067,469 shares underlying such stock options are vested and exercisable as of April 2, 2012 (collectively, the “Stock Options”); and

WHEREAS, Associate and IMI have determined to provide for the termination of Associate’s employment with IMI on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Termination of Employment and Employment Offer Letter.

a.	Associate and IMI hereby acknowledge, agree and reaffirm that Associate has separated from his position as Chief Executive Officer of IMI effective January 20, 2012, and Associate shall remain employed with IMI to assist with the transition until April 15, 2012 (the “Separation Date”).

b.	Effective as of the Separation Date, Associate’s employment with IMI and its subsidiaries and affiliates shall terminate. In addition, effective as of the Separation Date, Associate shall resign from his position as a member of the Board of Directors of IMI. On and after the Separation Date, Associate shall cease to be an employee or agent of IMI or any entity affiliated with IMI, and shall have no authority to bind IMI or any such affiliate or act on behalf of IMI or any such affiliate as an associate or employee.

c.	As of the Separation Date, the Employment Offer Letter shall automatically terminate and be of no further force and effect, and neither IMI nor Associate shall have any further obligations thereunder.

2.	Accrued Obligations. IMI shall pay Associate all earned but unpaid wages and unreimbursed expenses relating to the period prior to the Separation Date, subject to applicable payroll and tax withholding requirements, through IMI’s normal payroll procedures in accordance with applicable law.

3.	Severance. Associate and IMI hereby acknowledge and agree that Associate’s termination of employment with IMI and its subsidiaries and affiliates hereunder shall be treated as a termination by IMI without “Cause” for purposes of, and as defined in, the Ingram Micro Inc. Executive Officer Severance Policy (the “Policy,” a copy of which is attached hereto as Exhibit A). Pursuant to the terms and conditions of the Policy and in consideration of Associate’s continuing obligations under this Agreement, IMI shall pay or provide to Associate the following severance payments and benefits in accordance with the Policy:

a.	Severance Payment. IMI shall pay to Associate a lump-sum cash payment in an amount equal to $2,479,167, which the parties acknowledge and agree represents the severance amount payable pursuant to Section 3.2.1 of the Policy, within 60 days after the Separation Date, subject to applicable tax and related payroll withholding requirements.

b.	Pro-Rated Annual Bonus. Pursuant to Section 3.2.2 of the Policy, Associate shall receive a prorated portion of his unpaid Annual Executive Incentive Award for fiscal 2012 (“Annual Bonus”), if any, based on the number of calendar days of participation in the Annual Bonus program measurement period through the Separation as the numerator (106 days), and whose denominator shall be 365. This amount will be calculated and paid after the close of IMI’s 2012 fiscal year at such time and in the same manner as Annual Bonus payments, if any, are made to actively employed executive officers. This amount will be calculated based on actual performance achieved during IMI’s 2012 fiscal year relative to the performance objectives set forth in the 2012 Ingram Micro Inc. Annual Executive Incentive Award Program.

c.

Continued Health Benefit. Pursuant to Section 3.2.3 of the Policy, during the period commencing on the Separation Date and ending on the earlier of June 15, 2013 or such date as Associate becomes eligible for coverage under the group health plan of another employer (the “Continuation Period”), IMI will provide the continuation of, and pay 100% of the premiums for, the IMI-sponsored health and welfare benefits of medical insurance, dental insurance and vision insurance for Associate and his enrolled dependents, provided, however, that if any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration period of the Continuation Period to be, exempt from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) under Treasury Regulation Section 1.409A-1(a)(5), then an amount equal to each remaining premium subsidy shall thereafter be paid to Associate as currently taxable compensation in substantially equal monthly installments over the Continuation Period (or remaining portion thereof). Associate acknowledges and agrees that he must enroll in COBRA continuation coverage upon receipt of enrollment materials from IMI’s current COBRA administrator (Vita) in order for IMI to pay for the cost of COBRA continuation coverage during the Continuation Period as set forth in this Section 3(c). IMI will provide under separate cover further information to Associate regarding COBRA continuation coverage and other conversion and/or continuation rights. Following the expiration of the Continuation Period, any further continuation of such coverage under applicable law (if any) shall be at Associate’s sole expense;

provided, however, that upon expiration of Associate’s COBRA continuation coverage, Associate and his enrolled dependents shall be eligible to participate in the Ingram Micro Inc. Executive Retiree Medical Plan, as may be amended from time to time, pursuant to the terms and conditions set forth therein. However, coverage for long-term and short-term disability insurance and other benefits, including, without limitation, basic life insurance, accidental death and dismemberment insurance and supplemental life insurance will end on the Separation Date.

d.	Outplacement Services. Pursuant to Section 3.2.4 of the Policy, IMI will provide Associate with a paid outplacement program for up to one (1) year following the Separation Date, up to a maximum cost to IMI of $20,000. The selection of the outplacement assistance firm shall be at the discretion of IMI. Associate may not select a cash payment in lieu of this benefit.

Notwithstanding the foregoing, IMI shall not be obligated to provide Associate with any of the severance payments and benefits described in paragraphs (a) – (d) above until such time as this Agreement has been finally accepted by Associate and Associate’s right to revoke Associate’s acceptance has lapsed pursuant to Section 15 hereof.

4.	RSU Awards. Associate and IMI hereby acknowledge and agree that Associate will attain age 55 and complete 14 full years of service with IMI as of the Separation Date. Associate and IMI further acknowledge and agree that Associate’s termination of employment with IMI and its subsidiaries and affiliates hereunder shall be treated as a “retirement” for purposes of, and as described in, each of the RSU Award Agreements. The preceding sentence shall be and is hereby incorporated in and forms a part of each of the RSU Award Agreements, and, except as set forth herein, the RSU Award Agreements shall remain unchanged and in full force and effect. Pursuant to the terms and conditions of the Policy, the RSU Awards shall become payable in accordance with the terms of the respective RSU Award Agreement, as modified herein, and the Plan.

5.	Stock Options. Associate and IMI hereby acknowledge and agree that Associate will attain age 55 and complete 14 full years of service with IMI as of the Separation Date. Associate and IMI further acknowledge and agree that Associate’s termination of employment with IMI and its subsidiaries and affiliates hereunder shall be treated as a “retirement” for purposes of, and as described in, each of the Stock Option Agreements. The preceding sentence shall be and is hereby incorporated in and forms a part of each of the Stock Option Agreements, and, except as set forth herein, the Stock Option Agreements shall remain unchanged and in full force and effect. Pursuant to the terms and conditions of the Policy, the Stock Options shall be governed by the terms of the respective Stock Option Agreement, as modified herein, and the Plan. As such, subject to any trading blackouts pursuant to IMI’s Securities Trading Guidelines and/or U.S. securities law requirements, Associate shall have the right to exercise each Stock Option, to the extent vested as of the Separation Date, through the five year anniversary of the Separation Date, unless such Stock Option expires at an earlier date per the terms of the respective Stock Option Agreement.

6.	Retirement Plans. Participation in the IMI 401(k) Investment Savings Plan and the IMI Supplemental Investment Savings Plan will cease on the Separation Date. Payment of accrued benefits and account balances in these plans will be made in accordance with the plans’ provisions and Associate’s distribution election forms on file as of the Separation Date, subject, however, to any applicable 6-month delay required under Section 409A of the Code (as described in Section 24(a) hereof).

7.	Non-disclosure. Associate acknowledges Associate’s obligation not to disclose, during or after employment, any trade secrets or proprietary and/or confidential data or records of IMI or its affiliates or to utilize any such information for private profit. Each of the parties hereto agrees that such party will not release, publish, announce or otherwise make available to the public in any manner whatsoever any information or announcement regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party hereto, except as required by law or legal process, including, in the case of IMI, filings with the Securities and Exchange Commission. Associate agrees not to communicate with, including responding to questions or inquiries presented by, the media, employees or investors of IMI, its affiliates or any third party relating to the terms of this Agreement, without first obtaining the prior written consent of IMI. Notwithstanding the foregoing, Associate may make disclosure to Associate’s attorneys and financial advisors of the existence and terms of this Agreement provided that they agree to be bound by the provisions of this Section 7. Each party agrees not to make statements or take any action to dissipate or negatively affect the reputation of the other with employees, customers, suppliers, competitors, vendors, stockholders or lenders of IMI, its affiliates or any third party.

8.	Return of Property. Associate acknowledges Associate’s obligation to promptly return to IMI all property of IMI in Associate’s possession including, without limitation, PDAs, keys, IMI employee identification card, credit cards, cell phones, pagers, computers, office equipment, documents and files and instruction manuals on or before the Separation Date, or earlier if so requested by IMI; provided, however, that Associate may retain possession of the Blackberry “Torch” he is currently using, as well as his Lenovo laptop, and router in use at his personal residence. Associate will cooperate with IMI in having all proprietary IMI information removed from said Blackberry “Torch” and Lenovo laptop prior to the Separation Date.

9.	Associate’s Obligations. In consideration of the payments to be made to and the benefits to be received by Associate hereunder, Associate and IMI have further agreed as follows:

a.	Associate will not (i) directly or indirectly make known to any person, firm, corporation, partnership or other entity, any list, listing or other compilation or document, whether prepared or maintained by Associate, IMI or any of IMI’s affiliates, which contains information that is confidential to IMI or any of its affiliates about IMI’s customers, vendors and/or partners, including but not limited to names and addresses, or (ii) through June 15, 2013 call on or solicit, or attempt to call on or solicit, in either case with the intent to divert business from IMI or any of its affiliates, any of IMI’s customers and/or partners with whom Associate has become acquainted during Associate’s employment with IMI or any of its affiliates, either for Associate’s own benefit or for the benefit of any other person, firm, corporation, partnership or other entity.

b.	Through June 15, 2013, Associate will not, and will use Associate’s best efforts not to permit any person, firm, corporation, partnership or other entity of which Associate is an officer or control person to (i) knowingly solicit, entice, or persuade any associates of IMI or any of its affiliates (“IMI Associates”) to leave the services of IMI or any of its affiliates for any reason, or (ii) solicit for employment, hire, or engage any IMI Associate as an employee, independent contractor or consultant.

10.	Rights in Event of Breach. In the event of Associate’s material breach of this Agreement (excluding breach of this Agreement due to death or total disability), in addition to all other rights and remedies to which IMI may be entitled by law or in equity, IMI shall have no obligation to make any further payments hereunder or permit any restricted stock units to continue to be earned or vested or any vested stock options to be exercised.

11.	Injunctive Relief. Irreparable harm will be presumed if Associate breaches any covenant in this Agreement and damages may be very difficult to ascertain. In light of these facts, Associate agrees that any court of competent jurisdiction should immediately enjoin any breach of this Agreement upon the request of IMI, and Associate specifically releases IMI from the requirement of posting any bond in connection with temporary or interlocutory injunctive relief, to the extent permitted by law. The granting of injunctive relief by any court shall not limit IMI’s right to recover any amounts previously paid to Associate under this Agreement or any damages incurred by it due to a breach of this Agreement by Associate.

12.	Release by Associate. Associate hereby fully, finally and irrevocably discharges IMI and each of its affiliates, and each present, former and future director, officer and employee of IMI and its affiliates and any parent, subsidiary, affiliate or shareholder thereof (the “IMI Released Parties”) from all manner of claims, actions, causes of action or suits, in law or in equity, which Associate has or may have, known or unknown, against the IMI Released Parties, or any of them, by reason of any matter, cause or thing whatsoever, including any action arising from or during Associate’s employment with IMI and any of its affiliates, resulting from or relating to Associate’s employment or the termination thereof, or relating to Associate’s status as an officer, director, employee or participant in any employee benefit plan of IMI or any of its affiliates, provided, however, that the foregoing:

(a)	is not intended to be, and shall not constitute, a release of any right of Associate to obtain indemnification and reimbursement of expenses from IMI Released Parties or any of its affiliates with respect to claims based upon or arising from alleged or actual acts or omissions of Associate as an officer, director or employee of IMI Released Parties or any of its affiliates to the fullest extent provided by law or in any applicable certificate of incorporation, by law or contract, and

(b)	shall not release IMI Released Parties from liability for violations of this Agreement after the date hereof.

From and after the date hereof, Associate agrees and covenants not to sue, or threaten suit against, or make any claim against, any IMI Released Party for or alleging any of the claims, actions, causes of action or suits dischared above. Associate acknowledges that this release includes, but is not limited to, all claims arising under federal, state, local or foreign laws prohibiting employer discrimination and all claims growing out of any legal restrictions on the rights of IMI or any of its affiliates to terminate its employees. Associate also specifically waives and releases all claims of employment discrimination and all rights available to Associate under the Age Discrimination in Employment Act (ADEA), as amended, Title VII of the Civil rights Act of 1964, as amended, or any other Federal discrimination law, the Fair Labor Standards Act, the California Fair Employment and Housing Act, and any other federal and/or state employment laws. Such claims being released include, by way of example and not limitation, any claim of race, sex, sexual orientation, age, national origin, disability, marital status and/or religious discrimination, any claim for breach of contract, and/or claim for wrongful discharge. Associate further agrees that if any claim is prosecuted in Associate’s name before any court or administrative agency, Associate waives and agrees not to take any award of money or other damages from such suit.

13.	Waiver. Associate hereby expressly waives and relinquishes all rights and benefits under Section 1542 of the California Civil code which provides:

“Section 1542. General Release – Claim extinguished. A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Associate understands and acknowledges that the significance and consequence of this waiver of Section 1542 of the Civil Code is that even if Associate should eventually suffer additional damages arising out of Associate’s employment relationship with IMI, or Associate’s termination of employment, Associate will not be permitted to make any claim for those damages. Furthermore, Associate acknowledges that Associate intends these consequences even as to claims for injuries and/or damages that may exist as of the Separation Date but which Associate does not know exist, and which, if known, would materially affect Associate’s decision to execute this Agreement.

14.	Sole Remedy. Associate agrees that, in the event IMI breaches any provision of this Agreement, Associate’s sole remedy for such breach shall be enforcement of the terms of this Agreement.

15.	Right to Revoke. Associate acknowledges that Associate has the right to seek legal counsel, and was advised to seek such counsel, before entering into this Agreement. Associate shall have twenty-one (21) days in which to execute and return this Agreement to IMI. Associate further understands that Associate has the right to revoke this Agreement at any time within seven (7) days of execution of this Agreement by written notice sent by certified mail and received by IMI prior to expiration of the seventh day, whereupon this Agreement shall be null and void as of its inception. In the event that Associate does not execute and return this Agreement within such twenty-one (21) day period, the offer contained in this Agreement shall be revoked and IMI shall not be bound by any terms or conditions contained herein. If this Agreement is revoked by Associate, IMI shall have no obligation to make the payments or provide the benefits described in Sections 3(a) – (d) hereof; and in the event Associate revokes this Agreement after IMI has paid all or any portion of the sum described in Sections 3(a) – (d) hereof, Associate shall immediately return the total amount said sum in full to IMI.

16.	Definition of Affiliate. An “affiliate” of IMI for purposes of this Agreement shall include any corporation or business entity in which IMI owns, directly or indirectly, at least 15% of the outstanding equity interest.

17.	Enforceability. If any provision of this Agreement shall be held invalid or unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect. If any provision is held invalid or unenforceable with respect to a particular circumstance, it shall nevertheless remain in full force and effect in all other circumstances.

18.

Notices. Any notices, requests, demands and other communications required or permitted to be given or made hereunder shall be in writing and shall be deemed to have been duly given (a) on the date delivered if personally delivered, (b) on the third day after deposit in the U.S. mail or with a reputable air courier service, properly addressed with postage or charges prepaid, or (c) on the date transmitted by telefax if the sender receives electronic confirmation of receipt of such telefax, to the address or telefax number of IMI or Associate, as the case may be, set forth on the signature page.

19.	Governing Law/Venue. This Agreement shall be governed by California law and applicable Federal law, without regard to the choice or conflict of law provisions thereof. The venue for any lawsuit arising as a result of this Agreement shall be in the courts of Santa Ana, CA.

20.	No Admission. Associate understands and agrees that the making of the promises contained in this Agreement is in no way an admission that IMI violated any Federal or state laws or regulations, or violated any other obligation it has or may have had to Associate. Rather, IMI is making these promises solely in exchange for Associate’s promises to IMI.

21.	Section Titles. The section titles used in this Agreement are for convenience only and do not define or limit the contents of any section.

22.	Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the heirs of Associate and the successors and assigns of IMI.

23.	Arbitration. Any controversy or claim arising out of or relating to this Agreement or the Policy shall be submitted to binding arbitration in accordance with the terms and procedures set forth in Section 3.13 (Arbitration) of the Policy.

24.	Section 409A.

a.	Notwithstanding anything to the contrary in this Agreement, if Associate is a “specified employee” on the date of Associate’s “separation from service” (each term as defined in Section 409A of the Code, as determined by IMI in accordance with Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such separation from service is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then IMI will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in the payments or benefits ultimately paid or provided to Associate) until the date that is at least six (6) months following Associate’s separation from service with IMI (or the earliest date permitted under Section 409A of the Code), whereupon IMI will pay Associate a lump-sum amount equal to the cumulative amounts that would have otherwise been previously paid to Associate under this Agreement during the period in which such payments or benefits were deferred.

b.	With respect to the provisions of this Agreement which provide for “nonqualified deferred compensation” within the meaning of Section 409A of the Code, this Agreement is intended to comply with the provisions of Section 409A of the Code and the Regulations thereunder and shall be so interpreted, construed and administered.

c.

In the event that following the date hereof IMI or Associate reasonably determines that any compensation or benefits payable under this Agreement may be subject to Section 409A of the Code, IMI and Associate shall work together to adopt such amendments to this Agreement or adopt other policies or procedures (including amendments, policies and procedures with retroactive effect), or take any other commercially reasonable actions necessary or appropriate, to (i) exempt the compensation and benefits payable under this Agreement from Section 409A of the Code and/or preserve the intended tax treatment of the compensation and benefits provided with respect to this Agreement or (ii) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.

25.	Executive Officer Severance Policy. Associate hereby acknowledges and agrees to be bound by and comply with all terms and conditions of the Policy, including, without limitation, Section 3.12 (Return of Payment) thereunder. In the event any of the terms or conditions of this Agreement should conflict with the terms and conditions of the Policy, the Policy shall govern.

26.	Compensation Recovery Policy. Associate hereby acknowledges and agrees to be bound by and comply with all terms and conditions of the IMI Compensation Recovery Policy, a copy of which is attached hereto as Exhibit B.

27.	Entire Agreement; Modification. This Agreement represents the final and entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, negotiations and discussions between the parties hereto; provided, however, that notwithstanding the foregoing, this Agreement shall not supersede or otherwise affect that certain Indemnification Agreement, dated as of December 1, 2011, between IMI and Associate which shall remain in full force and effect. This Agreement may not be modified except in writing signed by the parties.

[Signature page follows]

Delivered to Associate by IMI on April 9, 2012 and executed by Associate on the date set below. Please return the signed agreement to Lynn Jolliffe.

“Associate”

Date: April 9, 2012	/s/ Gregory M. E. Spierkel
Gregory M. E. Spierkel

	Address:	25246 Rockridge Road
Laguna Hills, CA 92653

	Telephone:	(949) 916-8847

“IMI”

INGRAM MICRO INC.
a Delaware Corporation

Date: April 9, 2012	/s/ Lynn Jolliffe
Lynn Jolliffe
Executive Vice President, Human Resources

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
Tel: (714) 566-1000

S-1

EXHIBIT A

Executive Officer Severance Policy

A-1

EXHIBIT B

Compensation Recovery Policy

B-1